Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2009 First Quarter Results
In a very difficult quarter ASML generates cash and prepares for pick-up of technology purchases
VELDHOVEN, the Netherlands, April 15, 2009 — ASML Holding NV (ASML) today announces 2009 first quarter results according to US GAAP as follows:
•	Q1 2009 net sales of EUR 184 million versus Q4 2008 net sales of EUR 494 million (Q1 2008 net sales of EUR 919 million).

•	Q1 2009 net loss of EUR 117 million, or 63.8 percent of net sales, versus a Q4 2008 net loss of EUR 88 million or 17.8 percent of net sales (Q1 2008 net income of EUR 145 million or 15.8 percent of net sales).

•	Q1 2009 net bookings valued at EUR 207 million with 8 systems including 4 new and 4 used systems, leading to an order backlog valued at EUR 853 million as of March 29, 2009.
“As expected, semiconductor equipment demand collapsed in the first quarter of 2009 as customers went through inventory corrections and production capacity adjustments,” said Eric Meurice, president and Chief Executive Officer of ASML. “In spite of these exceptional circumstances, ASML was able to generate cash, thanks to the execution of our cost savings program and a more than EUR 300 million working capital reduction. While we exercised some operational savings in research and development (R&D), we maintained all our strategic investments and were able to deliver on significant new product milestones; in particular, we proved Extreme Ultraviolet (EUV) imaging with the first full field 28 nanometer (nm) dense lines presented at the SPIE Advanced Lithography conference in February and confirmed EUV pre-production system deliveries in 2010, while we introduced a new suite of Lithography-aware design and manufacturing tools, helped by our Brion subsidiary. To further support the financing of our R&D and infrastructure investments in EUV, we secured a EUR 200 million loan facility from the European Investment Bank at favorable terms, which can be drawn over the next 18 months,” Meurice added.
Operations Update
In Q1 2009, ASML’s net sales of EUR 184 million included 7 new and 4 used systems, totaling net system sales of EUR 101 million, and net service and field options sales of EUR 83 million. Net system sales for Q4 2008 included the shipment of 15 new and 10 used machines, totaling EUR 381 million, and net service and field options sales of EUR 113 million.
The Q1 2009 average selling price for a new system was EUR 13.8 million, compared with the Q4 2008 average selling price for a new system of EUR 20.4 million. The Q1 2009 average selling price for all ASML systems sold was EUR 9.2 million, compared with the Q4 2008 average selling price of EUR 15.2 million.
Q1 2009 net bookings totaled 8 systems valued at EUR 207 million.
ASML’s order backlog as of March 29, 2009 was EUR 853 million, totaling 38 systems with an average selling price of EUR 22.4 million. ASML’s backlog as of December 31, 2008 was valued at EUR 755 million, totaling 41 systems with an average selling price of EUR 18.4 million.
In Q1 2009, ASML generated a net loss of EUR 117 million, or EUR 0.27 per ordinary share as compared with a net loss in Q4 2008 of EUR 88 million or EUR 0.20 per ordinary share. Excluding restructuring and impairment charges of EUR 138 million in Q4 2008, ASML would have booked net income of EUR 11 million.
The company’s Q1 2009 gross margin was 6.7 percent, the result of extraordinarily low net sales levels.

Q1 2009 research and development (R&D) costs were EUR 118 million net of credits down from Q4 2008 R&D costs of EUR 127 million net of credits.
Selling, general and administrative (SG&A) costs were EUR 41 million in Q1 2009, compared with SG&A costs of EUR 47 million in Q4 2008.
Net cash from operations was EUR 82 million in Q1 2009. ASML ended Q1 2009 with EUR 1,151 million in cash and cash equivalents, compared with EUR 1,109 million at the end of Q4 2008. Cash flow was positively impacted by management of our working capital and cost structure, offset by lengthening receivables collection periods and by capital expenditures in new manufacturing facilities needed for future generations of lithography equipment.
To support the financing of our EUV investment efforts, ASML has signed a EUR 200 million loan facility with the European Investment Bank. The floating rate facility, which can be drawn in tranches within the next 18 months, will be repayable in annual installments after four years, with a final repayment seven years after drawdown.
Outlook
“Although we will continue to be affected by the global economic recession and very limited capacity demand, we are seeing signs of a pick-up in technology purchases from the current low run rate. We estimate a normalized pattern of technology transitions to yield between EUR 400 million and EUR 500 million quarterly sales for ASML and, in view of the current technology transition activities by our customers, we expect to reach this level some time during the 2009 second half. These investments, mainly in immersion technology, are driven by the ramp of the NAND Flash 35 nm node, the DRAM 55 nm node, and the Logic 45 nm node. A firming up of Foundry capacity utilization and the progress of the Taiwanese DRAM consolidation initiative are certainly enabling the current level of activity. Yet we remain cautious as to the short-term and mid-term market developments and continue managing the company for cash generation and long term cost structure optimization, while keeping our current aggressive technology development roadmap,” Meurice said.

ASML expects Q2 2009 net sales between EUR 210 million and EUR 230 million, and gross margin in Q2 2009 of about 9 percent. R&D expenditures are expected to be at EUR 118 million net of credits and SG&A costs are expected at EUR 41 million. We plan for cash from operations and investments to be neutral in the first half of 2009.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,700 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. For more information, visit our website: www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of income taxes. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of March 29, 2009, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended March 29, 2009 as presented in this press release are unaudited.

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 70 304 3371 and the US +1 706 679 0473. To listen to the conference call, access is also available via www.asml.com
A presentation about 2009 first quarter results is available on www.asml.com
A video statement of CFO Peter Wennink is available on www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
Regulated Information
This press release in combination with the US GAAP and IFRS financial statements published on www.asml.com comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, “FMS Act”). Regulated and other information as described in the FMS Act as publicly disclosed during the twelve month period prior to April 15, 2009 is available on www.asml.com.
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.